TRINITY WEALTH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

Trinity Wealth Securities, LLC

Table of Contents

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRINITY WEALTH SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2330 W HORATIO STREET SUITE 100
(No. and Street)

TAMPA	FL	33609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Mlckool (813) 333-1683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Mickool, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINITY WEALTH SECURITIES, L.L.C., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Allyson Mary Massengill
My Commission HH 002932
Expires 05/21/2024

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) **or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).**
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2020, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information on pages 9-12 is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
We have served as Trinity Wealth Securities, LLC's auditor since 2018.
Chesterfield, MO
March 12, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Trinity Wealth Securities, LLC
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Current Assets		
Cash in Bank	$	274,274
Prepaid Assets		14,056
Due to Brokers		19
Total Assets	$	288,349
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	$	7,650
Commissions Payable		64,855
Total Liabilities		72,505
Members' Equity		215,844
Total Liabilities and Members' Equity	$	288,349

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information

2.

Trinity Wealth Securities, LLC
Statement of Income
December 31, 2020

	2020
Sales	
Commissions earned	$ 921,253
Expenses	
Office Expense	13,566
Occupancy	10,800
Professional Fees	26,597
Salary/Compensation Expense	385,904
License and Permits	41,500
Total Expenses	478,367
Operating Income	442,886
Other Income	
Other Income	-
Total Other Income	-
Net Income	$ 442,886

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information

3.

Trinity Wealth Securities, LLC
Statement of Changes in Members' Equity
December 31, 2020

		2020
Equity at Beginning of Year	$	154,195
Net Income	$	442,886
Capital Withdrawn		(381,237)
Capital Contributed		-
Equity at End of Year	$	215,844

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information

4.

Trinity Wealth Securities, LLC
Statement of Cash Flows
December 31, 2020

	2020
Cash Flows From Operating Activities	
Net Income	$ 442,886
Adustments to reconcile net income to net cash (used by) operating activities:	
Commissions receivable	89,924
Prepaid Expenses	(8,706)
Accounts Payable	(825)
Due to Related Party	(110,794)
Commissions payable	26,330
Net Cash Provided by Operating Activities	438,815
Cash Flows Used by Financing Activities	
Capital contributions	-
Capital Distributions	(381,237)
Net Cash Provided by Financing Activities	(381,237)
Net Cash Increase for Period	57,578
Cash at Beginning of Year	216,696
Cash at End of Year	$ 274,274

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in 2020

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information

5.

Trinity Wealth Securities, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2020 commissions receivable totaled $0.00 and commissions payable was $64,855. An allowance for doubtful accounts is not deemed necessary.

Use of estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are paid through the parent company, Florida Financial.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Currently the Company does not have deposits in excess of the federally insured limits.

6.

NOTE B - RELATED PARTY TRANSACTIONS

On September 30, 2019 Jason Mickool purchased TWS from Jim Evens, Alan Smith and Eric Steiner (former owners of TWS). Jason Mickool is also the owner of Florida Financial Advisors, Inc. Florida Financial Advisors and Trinity Wealth Securities LLC are affiliated companies through common ownership. Trinity Wealth Securities LLC has an expense sharing agreement with Florida Financial Advisors as outlined below.

Exhibit A

Description	Total Firm Monthly Expense	BD Allocation %	BD ESA Allocation	Rationale
Rent	6,000	15%	900	ESA allocation is based on the fact that the BD occupies 15% of the square footage of the firm's office space
Office Supplies	3,000	10%	300	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's office supplies
Telephone	2,000	8%	150	The ESA allocation is based on the amount of time BD personnel will spend on the phone
Internet	750	10%	75	ESA allocation is based on the fact that the BD will use approximately 10% of the firm's Internet use
List all other expenses covered in your pro-forma				
Total			**1,425**	

See Report of Independent Registered Public Accounting Firm and Supplemental Information

7.

NOTE C - ASC 606 REVENUE RECOGNITION

A. Significant accounting policy
Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it is satisifed a perfomance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assess by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transactions, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of Services
The following is a description of activities from which the Company generates revenue, per the FINRA Membership Agreement issued in September 2019: Mutual fund retailer (application way) and broker selling variable life insurance or annuities.

NOTE D - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2019, 2018 and 2017 remain open to examination. Management is not aware of any uncertain tax provisions claimed on prior year returns.

Trinity Wealth Securities, LLC, which is wholly owned by Jason Mickool, has elected to be taxed as an "S" corporation. As such, there is no provision for federal income taxes because the owner is taxed on the Company's income.

The Company's policy for reporting interest and penalties related to income taxes is to expense them as they are incurred. The total penalties and interest the Company paid for 2020 was $0.

NOTE E - SUBSEQUENT EVENTS

Subsequent events have been evaluated through 03/12/2021. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital pursuant to Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness. On December 31, 2020, the Company had net capital of $201,769 ($196,769 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 35.93% on December 31, 2020.

8.

Trinity Wealth Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2020

		2020
Net Capital		
Ownership equity		$ 215,844
Less non-allowable assets		(14,075)
Total Allowable Capital		201,769
Less haircuts on investments (none)		-
Total Net Capital		201,769
Statutory Minimum Net Capital	**$5,000**	
6 2/3% of Aggregate Indebtedness	**$4,834**	
Minimum Net Capital Requirement		(5,000)
Excess Over Minimum Net Capital Requirement		$ 196,769
Total Aggregate Indebtedness		$ 72,505
Ratio of Aggregate Indebtedness to Net Capital		35.93%
Schedule of Aggregate Indebtedness		
Commission Payable		$ 64,855
Accounts Payable		7,650
Due to Related Party		-
		$ 72,505
Reconciliation With Company's Computation		
Net Capital as reported in Company's Part II (Unaudited)		
FOCUS Report		$ 201,769
Net audit adjustments		-
		$ 201,769

There is no material difference between the net capital stated above and the net capital reported on the December 31 2020 FOCUS Report submitted on 01/27/2021

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

9.

TRINITY WEALTH SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company was exempt from the provisions of Rule 15c3-3 (k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2020.

See independent auditor's report and accompanying notes to financial statements.

10.

Schedule 3

TRINITY WEALTH SECURITIES, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company was exempt from the provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934 for the year ended December 31, 2020.

See independent auditor’s report and accompanying notes to financial statements.

11.

Trinity Wealth Securities
An FFA Company

Trinity Wealth Securities, LLC's Exemption Report

Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

Trinity Wealth Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jason Mickool

Jason Mickool

Chief Compliance Officer

(813) 333-1683 2330 W. Horatio Street, Tampa FL 33609 www.floridafa.com

12.

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO
March 12, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101